UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ALLEGRO BIODIESEL CORPORATION

(Exact name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

252532 10 6

(CUSIP Number)

Ocean Park Advisors, LLC
6033 West Century Blvd., Suite 1090, Los Angeles, California, 90045
(310) 670-2093

with a copy to:

Craig E. Gosselin, Esq.
Zimmermann, Koomer, Connolly & Finkel LLP
1900 Avenue of the Stars, Suite 2375, Los Angeles, CA 90067
(310) 229-1709

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 252532 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Ocean Park Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:

California

	7.	Sole Voting Power:
NUMBER OF		7,213,606 shares
SHARES
BENEFICIALLY	8.	Shared Voting Power
OWNED BY
EACH
REPORTING	9.	Sole Dispositive Power
PERSON		7,213,606 shares
WITH
	10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

7,213,606 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11):
35.3%

14.	Type of Reporting Person (See Instructions)
OO

INTRODUCTION

This Amendment No. 3 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 16, 2005 and amended on October 4, 2006, and December 8, 2006, (as amended, the “Statement”), by Ocean Park Advisors, LLC (“OPA”) with respect to the shares of common stock, par value $0.01 per share (“Common Stock”) of Allegro Biodiesel Corporation, a Delaware corporation, the successor to Diametrics Medical, Inc., a Minnesota corporation (the “Issuer”). Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Statement. Only those Items amended are reported herein.

On September 20, 2006, pursuant to a Contribution Agreement (the “Contribution Agreement”) by and among the Issuer and the members of Vanguard Synfuels, L.L.C. (“Vanguard”), the Issuer acquired 100% of the membership interests of Vanguard for an aggregate purchase price consisting of cash of approximately $17.7 million, and the issuance of 4,300 shares of the Issuer’s Series K Convertible Preferred Stock (the “Acquisition”). The cash portion of the purchase price was financed by the issuance of 2,850 shares of Series J Convertible Preferred Stock by the Issuer to certain purchasers thereof who paid $28.5 million for such shares. In connection with the issuance of the Series J Convertible Preferred Stock, the Issuer entered into a Registration Rights Agreement with certain related parties, including OPA, pursuant to which the Issuer agreed to register the Series J and Series K Convertible Preferred Stock and certain other securities of the Issuer under the Securities Act of 1933 (the “Registration Rights Agreement”). Additionally, in connection with the Acquisition, the holders of certain warrants and the $750,000 Convertible Secured Promissory Notes dated December 6, 2005 converted such securities into Common Stock.

In connection with the Acquisition, and pursuant to an exercise agreement (the “Exercise Agreement”) OPA agreed to convert its shares of Series I Convertible Preferred Stock into 1,379,400 shares of common stock (adjusted for the Issuer’s one-for-one hundred reverse stock split on June 30, 2006). Additionally, OPA received two warrants to purchase approximately 4.8 million shares of Common Stock at an exercise price of $0.7587 per share (the “Warrants”) in exchange for the waiver of certain anti-dilution rights relating to its shares of Series I Convertible Preferred Stock. Finally, OPA entered into a management services agreement (the “Services Agreement”) with the Issuer pursuant to which two of its principals, W. Bruce Comer III and Heng Chuk, will provide services to the Issuer (including the duties of Chief Executive Officer and Chief Financial Officer and Secretary, respectively), and was granted stock options (“Options”) to purchase 2,069,109 shares of common stock at an exercise price of $0.7587 per share pursuant to a stock option agreement (the “Option Agreement”).

The Warrants and the Options were subject to the approval by the shareholders of the Issuer of (i) an amendment to the Issuer’s articles of incorporation to increase the Issuer’s authorized common and preferred stock (the “Charter Amendment”), and (ii) the reincorporation of the Issuer in Delaware (the “Reincorporation”). The holders of a majority of the voting power of the Issuer’s capital stock agreed pursuant to a voting agreement (the “Voting Agreement”) to approve the foregoing matters.

On November 28, 2006, the shareholders of the Issuer approved the Charter Amendment and the Reincorporation, and OPA became the beneficial owner of the Warrants and the Options. On January 25, 2007, OPA exercised the Warrants as described in Item 4 - Purpose of Transaction below.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented by adding the following:

Pursuant to the terms of the Warrants, OPA had the option, in lieu of paying the Warrant exercise price, to elect to receive instead a number of shares of Common Stock calculated by multiplying (i) the number of shares being surrendered under the Warrant by (ii) the difference between (a) the weighted average closing price for the Common Stock for the five trading days immediately prior to the exercise of the Warrant (the “Fair Market Value”), and (b) the Warrant exercise price, and then dividing the product by the Fair Market Value. On January 25, 2007, OPA made the foregoing election and exercised the Warrants. The resulting surrender of the Warrants and the issuance of 5,144,497 shares of Common Stock to OPA decreased its aggregate beneficial ownership of shares of Common Stock from 8,276,430 shares to 7,213,606 shares.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented by adding the following:

As of January 25, 2007, OPA beneficially owned 7,213,606 shares of Common Stock of the Issuer. As of that date, the Issuer had 18,384,555 shares of Common Stock outstanding, and OPA beneficially owned 28.0% of the outstanding Common Stock (calculated assuming that shares subject to convertible securities which are owned by OPA and are currently exercisable or exercisable within 60 days of January 25, 2007 are outstanding). OPA has sole voting and dispositive power with respect to all shares beneficially owned by it.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 2, 2007

Date

/s/ W. Bruce Comer III

Signature

W. Bruce Comer III, Principal